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05010358

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME IEM, S A de CV

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 1 2 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2337 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 8/10/05

ANNUAL REPORT ACCORDING TO CIRCULAR LETTER 11-33

NAME OF THE COMPANY: IEM, S A. DE C.V

ADDRESS OF THE COMPANY: AV. DR GUSTAVO BAZ Nº 340 COL. FRACC. INDL. BARRIENTOS TLALNEPANTLA, EDO. DE MÉX.

SPECIFICATIONS OF THE CHARACTERISTICS OF THE SECURITIES:

A AND B

AR/S 12-31-04

QUOTING CODE: IEM

YEAR: 2004

I. GENERAL INFORMATION

a. IT IS NOT DEEMED NECESSARY.

b. IEM, S.A. DE C.V., IS ONE OF THE LEADING MEXICAN COMPANIES IN THE MANUFACTURING AND SALES FIELD OF VARIOUS TYPES OF ELECTRIC EQUIPMENT, SUCH AS TRANSFORMERS IN SEVERAL CAPACITIES, ELECTRIC ENGINES OF SEVERAL KINDS, ALL OF THESE SOLD THROUGH ITS SUBSIDIARY INDUSTRIAS IEM, S.A. DE C.V.

IT IS STRONGLY INVOLVED IN BOTH THE DOMESTIC AND INTERNATIONAL MARKETS, WITH A WIDESPREAD NETWORK OF DISTRIBUTORS, NATIONALLY.

ITS MAIN STOCKHOLDER IS GRUPO CONDUMEX, S.A. DE C.V., WITH 98.5% SHARE OF ITS CAPITAL STOCK AND, SINCE 1999, HAS NO KNOWLEDGE WHATSOEVER OF ANY TRANSACTION REGARDING IEM S.A. DE C.V. STOCK IN THE MEXICAN STOCK MARKET, AND SAID MEXICAN STOCK MARKET INFORMED IEM, S.A. DE C.V., ON 30 NOVEMBER 1994, BY MEANS OF AN OFFICIAL LETTER THAT, SINCE IEM, S.A. DE C.V. AFOREMENTIONED SHARE WAS HAVING A POOR BEHAVIOR , THE REGISTRATION OF THE COMPANY'S STOCK WOULD BE RECLASSIFIED FROM SUBSECTION "A" TO SUBSECTION "B" OF THE SECURITIES SECTION OF THE SECURITIES AND INTERMEDIARIES NATIONAL REGISTRY

IN THE YEAR 2004, IEM, S.A. DE C.V. HAS SALES AMOUNTING TO $567. 3MILLION OF MEXICAN PESOS OF DECEMBER 2004, MEANING A SHORTENING OF 15.9% IN REAL TERMS, COMPARED TO THE PREVIOUS YEAR; THE OPERATING LOST WAS $ 18.8 MILLION OF MEXICAN PESOS, WITH AN INTEGRAL COST OF FINANCING OF $ 8.6 MILLION OF MEXICAN PESOS AND SAID YEAR'S NET LOST WAS S 16.9 MILLION OF MEXICAN PESOS, c. IEM, S.A. DE C.V. IS EXPOSED TO STRUCTURAL CHANGES OF THE ECONOMIC AND FINANCING AS DOMESTIC AND INTERNATIONAL MARKETS.

c.1 SLOWING DOWN OF THE ECONOMY..

THE SLOWING DOWN OF BOTH THE UNITED STATES AND MEXICO'S ECONOMY, AS WELL AS IN OTHER COUNTRIES CAUSES A SHORTENING OF SALES DUE TO A LESSER INVESTMENT IN ALL THE ELECTRIC SECTORS, AND HENCE, THE DELAY IN BOTH COMMISSION FEDERAL DE ELECTRICIDAD AND COMPAÑIA DE LUZ Y FUERZA BIDDING MIGHT CREATE AN EVEN MORE DIFFICULT AND COMPLEX SITUATION TO OBTAIN ORDERS FOR THE FOLLOWING YEARS.

c.2 EXCHANGE RATE RISK

THIS ITEM DID NOT REPRESENT A RISK, DUE TO THE EXCHANGE RATE HAD NOT HIGH VARIATIONS.

c.3 COSTS OF POWER INPUT.

AS A CONSEQUENCE OF IEM, S.A. DE C.V. IS AN IMPORTANT ENERGY POWER CONSUMER, IT HAS BEEN AFFECTED BY INCREASES IN THE PRICE OF THIS INPUT, ALSO THERE WERE INCREASES IN THE PRICES OF THE PRINCIPAL ROW MATERIALS (STEEL, COPPER AND INSULATION OIL), WHICH THE COMPANY COULD NOT TRANSFER TOTALLY TO THE SALE PRICES.

c.4 COMPETITION

IEM, S.A. DE C.V., IS A LEADING COMPANY IN SEVERAL PRODUCTS ALTHOUGH THE ENVIRONMENT OPENS THE POSSIBILITY TO INCOMING INTERNATIONAL COMPETITION AND THE HIGHER OPENING OF THE ELECTRIC SECTOR TO INTERNATIONAL BIDDING ENCROACHES ITS ENVIRONMENT AND IEM MIGHT LOSE SOME INVOLVEMENT IN THE MARKET NICHE WHERE IT IS CURRENTLY LEADING.

d. NO OTHER SECURITIES HAVE BEEN REGISTERED IN THE "RNVI". ALL LEGAL AND FINANCING INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

e. THERE HAVE NOT BEEN ANY CHANGES NOR AMENDMENTS TO ANY OF THE SECURITIES REGISTERED IN THE "RNVI" (NATIONAL REGISTRY OF SECURITIES AND INTERMEDIARIES).

f. DISCONTINUOUS OPERATIONS

IN 2003 THE LINE MOTORS' PRODUCTION WAS SHUT DOWN AND IN 2004 THE PRODUCTION OF THE ELECTRICAL PROTECTION EQUIPMENT WAS STOPPED.

g. IT IS NOT APPLICABLE CONSIDERING THE TIME IEM HAS BEEN REGISTERED IN THE MEXICAN STOCK EXCHANGE.

II. THE COMPANY

a. IEM, S.A. DE C.V. WAS FOUNDED ON 25 AUGUST 1945, UNDER THE NAME OF INDUSTRIA ELECTRICA DE MEXICO, S.A. DE C.V. FOR A TERM OF 99 YEARS (ITS CURRENT ADDRESS BEING AV. DR. GUSTAVO BAZ NO.340 FRACC. INDUSTRIAL BARRIENTOS TLALNEPANTLA, EDO. DE MEXICO C.P. 54110 TEL. 57299700). IN 1973, IEM CHANGES ITS NAME TO IEM, S.A. DE C.V., INDUSTRIAS IEM, S.A. DE C.V. IS CONSTITUTED IN 1974, AND IN 1984 THE GENERAL STOCKHOLDERS MEETING APPROVES THE SALE OF FRIEM, A COMPANY MANUFACTURING AND SELLING ELECTRIC HOME APPLIANCES.

b. BUSINESS DESCRIPTION:

i. IEM, S.A. DE C.V, THROUGH ITS SUBSIDIARY INDUSTRIAS IEM, S.A. DE C.V.. IS CURRENTLY MANUFACTURING AND SELLING ELECTRIC EQUIPMENT SUCH AS MONOPHASIC AND THREE-PHASE POST-LIKE TRANSFORMERS, PEDESTAL-LIKE TRANSFORMERS, POWER TRANSFORMERS IN DIFFERENT CAPACITIES, CAGE-LIKE HORIZONTAL ELECTRIC ENGINES, WOUND ROTOR-TYPE, SPECIAL ELECTRIC ENGINES ALL OF THEM IN DIFFERENT CAPACITIES, BREAKERS, BLADES, FUSES, ALL OF THEM IN DIFFERENT CAPACITIES.

GENERAL DESCRIPTION OF THE MANUFACTURING PROCESSES: NUCLEUS MANUFACTURING, COIL MANUFACTURING, VATS AND CARCASSES MANUFACTURING, COMPONENTS AND PARTS PURCHASING, COIL-NUCLEUS ASSEMBLY, VAT OR CARCASS COIL-NUCLEUS ASSEMBLY, AND PARTS ASSEMBLY AND TESTING.

MAIN SUPPLIERS:
SERVILAMINA SUMMIT MEXICANA, S.A. DE C.V.
SHELL MÉXICO, S.A. DE C.V.
EHV WEIDMAN DE MÉXICO, S.A. DE C.V.
NACIONAL DE CONDUCTORES ELÉCTRICOS S.A DE C.V.
CONDUMEX INC.
AK STEEL

S A L E S
(MILLIONS OF MEXICAN PESOS)

	2004	%	2003	%	2002	%
ELECTRIC EQUIPMENT TYPE 1	292,668	52	406,908	60	536,011	64
ELECTRIC EQUIPMENT TYPE 2	235,213	41	213,872	32	235,057	28
OTHERS	39,373	7	53,874	8	58,900	8
TOTAL	567,254	100	674,654	100	829,969	100

ii. DISTRIBUTION CHANNELS	%
DIRECT MARKETING – IEM	67
NACEL	12
SELMEC	1
DISTRIBUTORS	2
CONTRACTORS	16
MANUFACTURERS OF ORIGINAL EQUIPMENT	2
	100

EXPLANATION OF ALL SOLD EQUIPMENT

SPECIAL EQUIPMENT: SPECIAL PRODUCTS DESIGNED AND MANUFACTURED FOR A VERY SPECIFIC APPLICATION WITH PARTICULAR TECHNICAL CHARACTERISTICS, DETERMINED BY THE CUSTOMER. SAID PRODUCTS ARE NOT INCLUDED INA ANY PRICE LIST, BUT, INSTEAD, ARE QUOTED INDIVIDUALLY, SINCE THEY ARE WHAT WE CALL "HAND TAILORED SUITS".

REGULAR EQUIPMENT: STANDARD PRODUCTS IN CAPACITY RANGES AND CHARACTERISTICS CHAT COMPLY WITH MEXICAN NORMS AND ARE PUBLISHED IN PRICE LISTS THEY ARE REGULARLY AVAILABLE IN STOCK FOR IMMEDIATE DELIVERY THROUGH THE APPROPRIATE SALES CHANNELS.

iii. THE COMPANY HAS PATENTS, LICENSES AND TRADEMARKS DULY REGISTERED.

iv.

SECTOR	CUSTOMERS	PERCENTAGE OF DEPENDENCE
ELECTRIC FIRMS	CFE LYF	71%
INTEGRATING COMPANIES CONTRACTORS PRIVATE DISTRIBUTORS	INDUSTRY	29%

THE LEVEL OF DEPENDENCE PERCENTAGE SHOWN HERE, GATHERS THE TOTALITY OF THE SECTOR'S COMPANIES, IN THE DIFFERENT EQUIPMENT MANUFACTURED, WHETHER STANDARD OR SPECIAL.

v. TAX PAYING STATUS: BUSINESS CORPORATION AND IN A GENERAL LEGAL REGIME.

vi. TOTAL EMPLOYEES UP TO 31 DECEMBER 2004

		%
ADMINISTRATIVE	185	21
UNION WORKERS	678	79
TOTAL	863	100

THE PERSONNEL REDUCTION AT THE END OF YEAR 2004 COMPARED TO THE YEAR 2003 WAS DUE TO THE LINE MOTORS PRODUCTION'S SHUT DOWN .

THE RELATIONSHIP WITH THE UNION IS RULED ACCORDING TO A LABOR CONTRACT.

vii. THE COMPANY HAS AN ENVIROMENTAL POLICY, HAS A SPECIALIZED SOFTWARE (adhin paco ecol+), THE RESIDUES SING ARE MANAGED IN A SPECIALIZED TREATMENT HOUSE. DOES NOT EXIST ENVIROMENTAL RISK.

viii.

MAIN COMPETITORS	DISTRIBUTION TRANSFORMERS	POWER TRANSFORMERS
IEM	X (2)	X (1)
PROLEC	X (1)	X (2)
VA TECH		X (3)
VOLTRAN	X (4)	X (4)
IG	X (3)	
ELECTROMANUFACTURA	X (4)	
ELECTROTECNICA	X (6)	
M. CONTINENTAL	X (5)	
IMPORTS	X (7)	

- (X) MEANS ALL PRODUCTS FROM COMPETING COMPANIES

- THE NUMBER IN PARENTHESES SHOWS THE COMPETITIVE STANDING

IEM'S POSITIVE OR NEGATIVE POINTS

POSITIVE ONES	NEGATIVE ONES
1. WIDE VARIETY OF PRODUCTS	1. FACILITIES ARE PARTIALLY OLD
2. MARKETING NETWORK	2. THE LABOR CONTRACT IS OLD
3. FINANCING CAPABILITY	3. MARKET OVER CAPACITY
4. PRESTIGE OF THE BRAND	
5. OWN TECHNOLOGY	
6. QUALITY RECOGNIZED	

ix. IEM, S.A. DE C.V. IS PART OF GRUPO CONDUMEX, AN INDUSTRIAL CONSORTIUM THAT BEGAN ITS PROFESSIONAL ACTIVITIES IN THE 50'S AND THAT HAS POSITIONED ITSELF AS A LEADER IN THE MANUFACTURING OF ELECTRICAL CONDUCTORS OF HIGH, MEDIUM AND LOW INTENSITY, TELECOMMUNICATION WIRING AND FOR THE AUTOMOTIVE INDUSTRY. IT HAS ALSO SUCCESSFULLY BROADENED ITS ACTIVITIES TOWARDS THE MANUFACTURING FIELD IN A WIDE SPECTRUM OF PRODUCTS SUCH AS AUTOPARTS, CAPITAL GOODS AND EQUIPMENT FOR THE POWER GENERATION AND DISTRIBUTION, AS WELL AS THE INSTALLATION OF VOICE NETWORK SYSTEMS, DATA AND VIDEO, COPPER AND PVC PRODUCTS.

ALL ACTIVITIES CARRIED OUT BY THE COMPANIES OF GRUPO CONDUMEX ARE CLASSIFIED WITHIN THE FOLLOWING BUSINESS NICHES:

AUTOPARTS
CABLES
ELECTRONICS
INTEGRAL PROJECTS
INSTALLATIONS
NACOBRE

WITHIN SAID CLASSIFICATION IEM, S.A. DE C.V. IS PART OF THE ELECTRONIC SECTOR.
IEM, S.A. DE C.V. HOLDS 99.9% OF INDUSTRIAS IEM, S.A. DE C.V.'s STOCK.

x. BOTH THE COMPANY AND ITS SUBSIDIARY IS LOCATED ON AV. DR GUSTAVO BAZ N° 340 COL. INDUSTRIAL BARRIENTOS TLALNEPANTLA, EDO. DE MÉXICO, WHERE BOTH THE PLANT AND OFFICES ARE LOCATED, IN AN AREA OF 160,352 SQUARE METERS OUT OF WHICH 63,094 SQUARE METERS CORRESPOND TO THE PLANT AND OFFICES, AND IT WAS BUILT IN 1948. ITS CURRENT STATUS IS ACCEPTABLE CONSIDERING THE TIME AND IT HAS ALL THE SAFETY MEASURES REGARDING ITS OPERATING. THE PRODUCTS MANUFACTURED ARE TRANSFORMERS AND NON CONVENTIONAL ENERGY, 49% OF ITS INSTALLED CAPACITY WAS USED IN THE YEAR 2004, THE COMPANY HAS INPLACE A MULTIANNUAL PLAN IN ORDER TO MODERNIZE AND IMPROVE TECHNOLOGY PROCESSES, THE COMPANY HAS NOT CREATED ANY LIEN OR PLEDGE OF ITS ASSETS TO GUARANTY ANY LOAN.

THE INTEGRATION OF ITS ASSETS IS AS FOLLOWS:

BUILDINGS AND CONSTRUCTIONS	22,553
MACHINERY AND EQUIPMENT	112,263
FURNITURE AND FIXTURES	1,044
TRANSPORTATION EQUIPMENT	1,954
COMPUTER EQUIPMENT	5,436
LAND	98,372
CONSTRUCTION IN PROGRESS	70,525
	312,144

xi. THERE ARE NO JUDICIAL PROCEEDINGS.

xii. CAPITAL STOCK REPRESENTATIVE SHARES.

INTEGRATION OF THE PAID CAPITAL STOCK

	AMOUNT OF SHARES		CAPITAL STOCK (THOUSANDS OF MEXICAN PESOS)	
SERIES	FIXED ALLOTMENT	VARIABLE ALLOTMENT	CONSTANT	VARIABLE
A	2,550,000	13,928,014	1,274	6,726
B	2,450,000	13,433,699	1,226	6,462
T O T A L	5,000,000	27,415,713	2,500	13,188

m. IEM, S.A. DE C.V. HAS NOT ISSUED ANY STATEMENT OF DIVIDENDS FOR THE YEARS 2002, 2003, 2004, AND FOR THE YEAR 2005, TO DATE.

ON THE OTHER HAND IT IS WORTH MENTIONING THAT THE BOARD OF DIRECTORS HAS NO EXPRESS POLICY REGARDING THE PAYMENT OF DIVIDENDS OR THE ELABORATION OF THE CORRESPONDING PROPOSAL TO THE SOCIETY'S SHAREHOLDERS MEETING.

III. FINANCIAL INFORMATION

1.

	2004	%	2003	%	2002
(THOUSANDS OF MEXICAN PESOS)					
NET SALES	567,254	100	674,654	100	829,969
GROSS PROFIT	27,221	5	98,682	15	122,770
OPERATION PROFIT	(18,807)	(3)	36,852	5	40,971
PROFIT BEFORE TAXES	(25,407)	(4)	19,229	3	34,016
NET PROFIT	(22,218)	(4)	(16,875)	(2)	2,214
PROFIT PER SHARE *	(0.69)		(0.52)		0.07
PURCHASE OF R. EST. & EQUIP.	41,476		17,790		12,953
DEPREC. & AMORTIZATION IN THE YEAR	23,066		22,441		22,848
TOTAL ASSETS	716,779		617,491		667,676
TOTAL LIABILITIES	380,541		242,591		263,544
TOTAL L.P. LIABILITIES	0		0		0
STOCKHOLDERS EQUITY	336,238		374,900		404,131
DIVIDENDS	NOT DECLARED		NOT DECLARED		NOT DECLARED

* MEXICAN PESOS

COMMENTS ON THE ANALYSIS WILL BE MADE IN THE FOLLOWING POINT.

2. MANAGEMENT COMMENTS AND ANALYSIS REGARDING THE COMPANY'S OPERATION INCOME AND FINANCIAL SITUATION

i) OPERATION INCOME.

THERE WAS A 15.9% SALES DECREASE IN THE YEAR 2004 SALES IN REAL TERMS, AGAINST THE PREVIOUS YEAR. SAID DECREASE WAS BECAUSE OF DECREASING ON PURCHASE ORDER'S FOR TRANSFORMER LINES DUE TO THE COUNTRY'S LOWER ECONOMIC ACTIVITY.

THE GROSS PROFIT DROPPED 9.8% IN REAL TERMS BECAUSE THERE WAS A DECRESE IN PRICES AND THE LOWER SALES LEVEL ALONG THE YEAR 2004.

THE OPERATING LOSS AS OF DECEMBER WAS OF 18.8 MILLIONS MEXICAN PESOS OF THE DECEMBER 2004 WHICH REPRESENTED 3.3% OF THE SALES. IN 2003 THERE WAS A PROFIT OF 36.7 MILLIONS OF MEXICAN PESOS OF DECEMBER 2004 WHICH REPRESENTED 5.4% OF THE SALES.

THE FINANCIAL INTEGRAL COST INCREASED 197.1% IN REAL TERMS AGAINST THE PREVIOUS YEAR MAINLY DUE TO INCREASE IN LOANS.

ii) FINANCIAL SITUATION, LIQUIDITY AND CAPITAL MEANS.

THE WORKING CAPITAL INCREASED AGAINST THE PREVIOUS YEAR MAINLY BECAUSE OF THE INCREASE OF INVENTORIES; THE CUSTOMERS INCREASED AT YEAR-END.

NEXT ARE SOME REASONS AND FINANCIAL PROPORTIONS OF THE LAST THREE YEARS.

	2004	2003	2002
YIELD			
NET INCOME TO NET SALES	(3.92)%	(2.50)%	0.25%
NET INCOME TO STOCKHOLDERS' EQUITY	(6.61)%	(4.50)%	0.55%
NET INCOME TO TOTAL ASSETS	(3.10)%	(2.74)%	0.33%
LEVERAGE			
TOTAL LIABILITIES TO TOTAL ASSETS	53.09%	39.29%	39.47%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.13 TIMES	0.65 TIMES	0.65 TIMES
LIABILITIES IN FOREIGN CY. TO TOTAL LIABILITIES	2.80%	7.75%	36.26%
LIQUIDITY			
CURRENTS ASSETS TO CURRENT LIABILITIES	1.96TIMES	3.03 TIMES	1.80 TIMES
CURRENT ASSETS MINUS INVENTORY TO CURRENT LIABILITIES	1.22 TIMES	1.66 TIMES	1.07 TIMES
CURRENT ASSETS TO TOTAL LIABILITIES	1.06 TIMES	1.31 TIMES	1.33 TIMES

THERE ARE NOT CREDITS NOR FISCAL DEBTS AND THERE ARE NOT OVERDUE PAYMENTS.

AUDITORS.

THE COMPANY HIRED, AS A EXTERNAL AUDITOR FIRM, DELOITTE & TOUCHE (GALAZ, YAMAZAKI, RUIZ URQUIZA, S.C.) FROM YEAR 2002 ON, IN SUBSTITUTION OF PRICE WATERHOUSE COOPERS, S.C.. THE FOREGOING AS A MEAN TO PERIODICALLY ALTERNATE THE ACCOUNTING FIRMS WICH AUDIT THE FINANCIAL STATEMENTS OF IEM S.A. DE C.V. AND SUBSIDIARY, AND IT HASN'T BEEN CHANGE FOR MORE THAN THREE YEARS. ALSO, IT HASN'T ISSUED ANY RESERVATION, NEGATIVE OPINION OR ABSTENTION OF OPINION IN THE LAST THREE YEARS WITH RENDERED OPINIONS, NOT HAVING RENDERED ANY SERVICE OTHER THAN THE AUDITING ONE.

THE AUDITING FUNCTION IS COMPLEMENTED WITH THE FOLLOWING:

THE SOCIETY HAS AN INTERNAL AUDITING DEPARTMENT OF GRUPO CONDUMEX WHICH, AMONG OTHER PROGRAMS AND RESPONSIBILITIES: IS IN CHARGE OF AUDITING THE SOCIETY, MAKING SURE THAT:

- ALL POLICIES AND PROCEDURES APPROVED BY THE GENERAL DIRECTION ARE HONORED.

- ALL INTERNAL CONTROL SYSTEMS ARE RELIABLE AND SUFFICIENT FOR THE GOOD MANAGEMENT OF THE SOCIETY.

- ALL FISCAL AND LEGAL OBLIGATIONS TO WHICH THE SOCIETY IS BOUND TO, BE DULY HONORED.

- ALL SUBMITTED FINANCIAL INFORMATION IS RELIABLE AND TIMELY, BASED ON THE HONORING OF ALL ABOVEMENTIONED POINTS AS WELL AS IN ACCORDANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

UPON THE TERMINATION OF AN AUDIT, A REPORT IS ISSUED TO THE GENERAL DIRECTION AND TO ALL EXECUTIVES OF THE CORRESPONDING AREAS WHEN DEVIATIONS ARE DETECTED AND HAVE TO BE CORRECTED.

GRUPO CONDUMEX COMPTROLLERSHIP DIRECTION AND MANAGEMENT, IS RESPONSIBLE FOR THE SELECTION, HIRING AND COORDINATION OF ALL EXTERNAL AUDITORS FOR THE SOCIETY'S AUDIT WHO DETERMINE THE FINANCIAL STATEMENTS AND ISSUE THEIR OPINION, AS WELL.

THE BOARD OF DIRECTORS RELIES ON GRUPO CONDUMEX INTERNAL AUDIT STRUCTURE WHICH ALLOWS IT TO ASSERT THE CORRESPONDING FINANCIAL INFORMATION AND THE EFFECTIVENESS OF ALL INTERNAL CONTROLS AND ACCOUNTING POLICIES FOR THE PREPARATION OF THE SOCIETY'S FINANCIAL INFORMATION.

4. THE COMPANY AND ITS SUBSIDIARIES REGULARLY CARRY OUT FINANCIAL AND COMMERCIAL OPERATIONS WITH SUBSIDIARY ENTITIES OF "GRUPO CONDUMEX AND GRUPO CARSO. THESE OPERATIONS ARE MAINLY PURCHASE OF RAW MATERIALS AND SERVICES, AS WELL AS THE SALE OF FINISHED PRODUCTS , MAINLY WITH:

	(THOUSANDS OF MEXICAN PESOS)	(THOUSANDS OF MEXICAN PESOS)
	SUPPLIERS	CUSTOMERS
NACIONAL DE CONDUCTORES ELÉCTRICOS, S.A DE C.V		8,837
CONDUMEX INC.	10,654	
PROCOSERTEL, S.A DE C.V.		49
SELMEC EQUIPOS INDUSTRIALES, S.A. DE C.V.		656
SINERGIA SOLUCIONES INTEGRALES PARA LA CONSTRUCCION, S.A. DE C.V.		983
PRODUCTOS NACOBRE, S.A. DE C.V	1,034	
SERVICIOS CONDUMEX S.A DE C.V	(1,401)	
SWECOMEX, S.A. DE C.V.	41	
LOGTEC, S.A DE C.V.	512	
PROYECTO SINERGIA, S.A DE C.V.	411	
ARNESES ELÉCTRICOS AUTOMOTRICES, S.A. DE C.V	129	

PRECITUBO, S.A. DE C.V.	32	
	11,412	10,525

THERE ARE NO COMMERCIAL OPERATIONS OR INDEPENDENT SERVICES WITH PERSONAL STOCKHOLDERS OR KEY ADMINISTRATORS, THEREFORE THERE ARE NOT INTEREST CONFLICT

MANAGEMENT AND SHAREHOLDERS

IEM, S.A. DE C.V. BOARD OF DIRECTORS HAS 5 DIRECTORS AND THEIR CORRESPONDING ALTERNATE DIRECTORS FOR THE SOCIAL YEAR 2004.

THE DIRECTORS ARE APPOINTED BY THE SHAREHOLDERS IN THE ORDINARY GENERAL MEETINGS

THE FACULTIES OF THE BOARD OF DIRECTORS ARE AS FOLLOWS: A) APPOINT AND REMOVE THE SOCIETY'S DIRECTOR GENERAL; B) DETERMINE HOW THE VOTES CORRESPONDING TO THE SHARES OWNED BY THE SOCIETY IN THE STOCKHOLDERS ORDINARY AND EXTRAORDINARY MEETINGS OF THE DIFFERENT SOCIETIES WHERE IT HOLDS THE MAJORITY OF STOCK, MUST BE ISSUED; C)TO APPROVE, PRIOR TO THE AUTHORIZATION OF THE STOCKHOLDERS ORDINARY GENERAL MEETING THE ACQUISITION OR SALE OF STOCK, OR THE ENFORCEMENT OF THE RIGHT FOR WITHDRAWAL, IN CERTAIN CASES; D) OPEN BRANCHES OR AGENCIES OF THE SOCIETY; AND, E) ALL OTHER FACULTIES GRANTED BY LAW.

LAST BUT NOT LEAST, IT IS DETERMINED THAT BESIDES THE RESPONSIBILITIES SET IN THE SOCIAL BY-LAWS AND OTHER LEGAL ORDINANCES, THE BOARD OF DIRECTORS WILL ALSO: I) DETERMINE THE STRATEGIC VISION OF THE SOCIETY; (II) MAKE SURE THAT STOCKHOLDERS AND THE MARKET ALIKE, MAY HAVE ACCESS TO THE SOCIETY'S PUBLIC INFORMATION; III) SET INTERNAL CONTROL MECHANISMS; (IV) MAKE SURE THAT THE SOCIETY HAS ALL THE NECESSARY MECHANISMS TO ASCERTAIN IT COMPLIES WITH THE DIFFERENT APPLICABLE LEGAL PROVISIONS, AND (V) APPRAISE REGULARLY THE DIRECTOR GENERAL'S PERFORMANCE AND THE SOCIETY'S TOP EXECUTIVES.

REGARDING IEM, S.A. DE C.V.'s OWNERSHIP OF STOCK, IT IS WORTH MENTIONING THAT FOR MORE THAN THREE YEARS, JUST ONE STOCKHOLDER HAS ATTENDED THE MEETINGS HELD BY THIS SOCIETY: GRUPO CONDUMEX, S.A. DE C.V., THAT, AS PREVIOUSLY STATED, HOLDS 98.5% OF IEM, S.A. DE C.V.'s CAPITAL STOCK, AND HENCE, THE COMPANY LACKS THE NECESSARY INFORMATION TO REVEAL THE INDIVIDUAL OWNERSHIP OF STOCK OF ALL DIRECTORS AND OFFICERS OF THE

SOCIETY, SHOULD IT EXIST, NOR CAN IT ISSUE THE NAMES OF THE MAIN TEN STOCKHOLDERS, EXCEPT GRUPO CONDUMEX, S.A. DE C.V.

ALLOW US TO STATE HERE AS WELL, THAT THE COMPANY IS CURRENTLY ELABORATING ALL NECESSARY DOCUMENTS TO CANCEL THE INSCRIPTION OF THE SECURITIES SECTION OF THE SECURITIES NATIONAL REGISTRY REGARDING THE COMPANY'S CAPITAL STOCK REPRESENTATIVE STOCK, AS WELL AS THE ANNULMENT OF THE APPROVALS, TO PLACE SAID SHARES IN THE STOCK EXCHANGE MARKET, SINCE THE COMPANY HAS HAD NO STOCK TRANSACTIONS WHATSOEVER.

MEMBERS OF IEM. S.A. DE C.V.'s BOARD OF DIRECTORS

NAME	POSITION	YEARS AS DIRECTOR
MR. JUAN DE DIOS CONCHA MALO	DIRECTOR	TWO
MR. FRANCISCO J. REED Y MARTÍN DEL CAMPO	DIRECTOR	NINETEEN
MR. ANTONIO SIERRA GUTIÉRREZ	DIRECTOR	SEVEN
MR. QUINTIN BOTAS HERNÁNDEZ	DIRECTOR	EIGHT
MR. JAIME SETIEN RODRÍGUEZ	DIRECTOR	SEVEN
MR. JOSE MANUEL DIAZ	ALTERNATE DIRECTOR	TWO
MR. GONZALO LIRA CORIA	ALTERNATE DIRECTOR	NINE
MR. ENRIQUE MANUEL PALMA CEBALLOS	ALTERNATE DIRECTOR	THREE
MR. JOSE RAMON NEVAREZ JACQUES	ALTERNATE DIRECTOR	ELEVEN
MR. VICTOR CONTRERAS HERNÁNDEZ	ALTERNATE DIRECTOR	TWO

OFFICERS OF IEM, S.A. DE C.V.'s BOARD OF DIRECTORS

CHAIRMAN MR. JUAN DE DIOS CONCHA MALO
SECRETARY MR. ALEJANDRO ARCHUNDIA BECERRA
ALTERNATE SECRETARY MR RODRIGO GARDUÑO MAULEON

2. IEM, S.A. DE C.V. TOP OFFICERS

DIRECTOR GENERAL
MR. JUAN DE DIOS CONCHA MALO
AGE 55 YEARS. SENIORITY 32 YEARS

OFFICERS OF THE SUBSIDIARY INDUSTRIAS IEM, S.A. DE C.V.

GENERAL MANAGER
MR. JOSE MANUEL DIAZ PEREZ
AGE 40 YEARS. SENIORITY 15 YEARS

ENGINEERING AND DEVELOPMENT MANAGER
MR. ALVARO CANCINO QUIROZ
AGE 53 YEARS, SENIORITY 29 YEARS.

QUALITY ASSURANCE MANAGER
MR. LUIS ORTIZ BUENDIA
AGE 49 YEARS. SENIORITY 27 YEARS

INDUSTRIAL RELATIONS MANAGER
MR. ERNESTO CHAVEZ RIVERA
AGE 35 YEARS. SENIORITY 7 YEARS

ENGINES MANAGER
MR. SAUL HIGAREDA QUINTANAR
AGE 43 YEARS, SENIORITY 15 YEARS.

SAFETY EQUIPMENT AND NON CONVENTIONAL ENERGY MANAGER
MR. CARLOS FLORES MACÍAS
AGE 51 YEARS. SENIORITY 20 YEARS.

PRICING MANAGER
MR. JORGE ESQUINCA DOMINGUEZ
AGE 56 YEARS, SENIORITY 3 YEARS.

PURCHASING MANAGER
MR. EDUARDO ESPINAL MORENO
AGE 48 YEARS. SENIORITY 21 YEARS.

COMMERCIAL MANAGER
MR. ANTONIO ITURBIDE CARDENAS
AGE 44 YEARS, SENIORITY 11 YEARS

MANUFACTURING MANAGER
LOW POWER TRANSFORMERS
MR. FIDENCIO LOPEZ LOPEZ
AGE 52 YEARS, SENIORITY 26 YEAS

MANUFACTURING MANAGER
HIGH AND MEDIUM POWER TRANSFORMERS
MR. VICTOR MARAVELEZ CABALLERO
AGE 58 YEARS, SENIORITY 38 YEARS.

SYSTEMS AND ACCOUNTING MANAGER
MR. ENRIQUE BERUMEN MARTINEZ
AGE 61 YEARS. SENIORITY 21 YEARS.

IEM, S.A. DE C.V. DOESN'T GRANT ANY KIND OF COMPENSATIONS NOR PAYMENTS TO ITS DIRECTORS AND OFFICERS, NOR ARE THEY PAID ANY FEES FOR THEIR ATTENDANCE TO ANY BOARD MEETING.

IEM, S.A. DE C.V. DOESN'T CONTEMPLATE ANY PENSION, RETIREMENT NOR ANY OTHER SIMILAR PLAN FOR ITS DIRECTORS OR OFFICERS.

AS FOR THE INFORMATION REGARDING THE INDIVIDUAL SHAREHOLDING OF THE DIRECTORS AND OFFICERS OF THE SOCIETY, IT IS RELEVANT TO MENTION THAT THE SOCIETY DOESN'T HAVE ANY AVAILABLE INFORMATION ON INDIVIDUAL STOCK OWNERSHIP OF THE DIRECTORS OR THE OFFICERS SINCE THEIR SHARES ARE NOT LOGGED IN THE SOCIETY'S STOCK LOG, IN COMPLIANCE WITH ARTICLE 128 OF THE GENERAL COMMERCIAL CORPORATION LAW.

IEM, S.A. DE C.V. HASN'T SIGNED ANY AGREEMENT NOR HAS SET A PROGRAM OF ANY KIND AIMED AT INVOLVING EMPLOYEES IN THE COMPANY'S CAPITAL, SINCE THE SOCIETY DOESN'T HAVE EMPLOYEES.

AS FOR THE INFORMATION REGARDING STOCKHOLDERS OWNING 5% OR MORE OF THE CAPITAL STOCK REPRESENTATIVE SHARES, AS WELL AS THE TEN TOP STOCKHOLDERS OF THE SOCIETY, IT MUST BE STATED THAT GRUPO CONDUMEX, S.A. DE C.V. HOLDS MORE THAN 95% OF IEM, S.A. DE C.V. CAPITAL STOCK. IEM, S.A. DE C.V. HAS NO COMMITMENT WHATSOEVER THAT MIGHT LEAD TO A CHANGE IN THE CONTROL OF THE STOCK.

SOCIAL BY-LAWS AND OTHER AGREEMENTS

THE BOARD OF DIRECTORS IS EMPOWERED TO DETERMINE COMPENSATION PLANS FOR EXECUTIVES, EVEN THOUGH NOT EXPRESSLY.

SAID ENTITY ISN'T EXPRESSLY ENTITLED TO MAKE DECISIONS REGARDING ANY OTHER MATTER WHERE ANY OF ITS MEMBERS MIGHT HAVE SOME PERSONAL INTEREST.

THE SOCIETY ONLY HAS ORDINARY SHARES, WHICH HAVE FULL VOTING RIGHT.

THE ATTENDANCE QUORUM , AS SET IN THE SOCIAL BY-LAWS TO DECLARE A STOCKHOLDERS GENERAL ORDINARY MEETING LEGALLY IN ORDER IS FOR AT LEAST HALF OF THE CAPITAL STOCK IN THE FIRST SUMMONS, AND IN ANY SECOND OR THIRD SUMMONS, WHATEVER THE AMOUNT OF REPRESENTED SHARES AS WELL AS THE CORRESPONDING DECISIONS, SHALL BE VALIDATED WITH THE FAVORABLE VOTE OF THE MAJORITY OF THE ATTENDANTS' BALLOTS.

THE ATTENDANCE QUORUM , AS SET IN THE SOCIAL BY-LAWS TO DECLARE A STOCKHOLDERS GENERAL ORDINARY MEETING LEGALLY IN ORDER, IS FOR THE FIRST SUMMONS WITH 75% OF THE CAPITAL STOCK, AND IN ANY SECOND OR OTHER SUMMONS, WITH 50% OF THE CAPITAL STOCK, AND ALL DECISIONS WILL BE VALIDATED WITH THE FAVORABLE VOTE CORRESPONDING TO THE AMOUNT OF SHARES REPRESENTING AT LEAST HALF OF THE CAPITAL STOCK.

ALL SHARES ISSUED BY THE SOCIETY HAVE ONLY THE CORPORATE AND PATRIMONIAL RIGHTS AS SET IN THE SOCIAL BY-LAWS AND DO NOT HAVE ANY OTHER RIGHTS RELATED TO SAME, AND HENCE THERE EXISTS NO PROCEDURE THAT CAN BE TO FOLLOWED TO CHANGE SAID RIGHTS.

IEM, S.A. DE C.V. HAS NO KNOWLEDGE OF ANY NON BY-LAWS AGREEMENT TO DELAY, PREVENT, DEFER OR MAKE MORE EXPENSIVE, ANY CHANGE IN THE MANAGEMENT OF THE COMPANY, IN A TRUST OR IN ANY OTHER MECHANISM THAT MIGHT COME TO ENCROACH THE CORPORATE RIGHTS GRANTED BY THE SHARES TO THEIR STOCKHOLDERS, NOR OF ANY STATUTORY CLAUSE OR AGREEMENT AMONG THE STOCKHOLDERS THAT MAY COME TO ENCROACH OR RESTRICT THE MANAGEMENT OF THE COMPANY OR ITS SHAREHOLDERS.

V. THE STOCK MARKET

1. SHARES OF STOCK STRUCTURE.

GRUPO CONDUMEX IS IEM'S MAIN STOCKHOLDER WITH 98.5% OF THE ENTITY'S CAPITAL STOCK; THE REMAINDER IS THE HANDS OF THE MEXICAN STOCK EXCHANGE SHAREHOLDERS; ALSO, THE COMPANY HAS "ADR's" IN CIRCULATION FOR AN AMOUNT OF 332,206 SERIES "B" SHARES, THAT ARE SUBSCRIPTION FREE FOR BOTH MEXICAN AND FOREIGN INVESTORS WHOSE SHARES HAVE THE SAME CORPORATE AND PATRIMONIAL RIGHTS AS THOSE FOR THE "A" SERIES.

2. SHARE OF STOCK BEHAVIOR IN THE MEXICAN STOCK EXCHANGE, SINCE 1996, TO DATE.

IEM, "A" SERIES
BMV (MEXICAN STOCK EXCHANGE)

DATE	VOLUME	MAXIMUM	MINIMUM	CLOSE	AMOUNT
03/11/1996	6000	3.50	3.50	3.50	21000
03/14/1996	10000	3.60	3.60	3.60	36000
03/19/1996	5000	3.60	3.60	3.60	18000
04/17/1996	6000	3.80	3.80	3.80	22800
05/27/1996	5000	3.80	3.80	3.80	19000
07/03/1996	2000	3.85	3.85	3.85	7700
09/12/1996	10000	3.88	3.88	3.88	38800
09/18/1996	5000	3.86	3.86	3.86	19300
11/11/1997	2000	3.60	3.60	3.60	7200

IEM, "B" SERIES
BMV (MEXICAN STOCK EXCHANGE)

DATE	VOLUME	MAXIMUM	MINIMUM	CLOSE	AMOUNT
07/04/1996	5000	3.88	3.88	3.88	19400
07/11/1996	3000	3.88	3.88	3.88	11640
07/18/1996	5000	3.88	3.88	3.88	19400
07/19/1996	1000	3.88	3.88	3.88	3880
03/04/1997	3000	3.88	3.88	3.88	11640
06/05/1997	1000	3.70	3.70	3.70	3700
06/11/1997	2000	3.70	3.70	3.70	7400
11/13/1997	4000	4.10	4.10	4.10	16400
03/06/1998	1000	4.60	4.60	4.60	4600
03/20/1998	2000	5.00	4.80	5.00	9800
09/28/1998	7000	5.40	5.40	5.40	37800

Mexico D.F., June 28, 2005

IEM, S.A. DE C.V.

The undersigned of this document hereby dully swear and state that to the extent of our respective capacities and positions, we prepared the information concerning the issuer company that the yearly report herein presents. Such information, to the best of our knowledge, reasonably describes the issuer's situation. We also state that to our knowledge, no relevant information has been omitted or made false in this annual report, or that the report contains information that could lead investors to act wrongfully.

CP FERNANDO RAFAEL AGUADO GUTIERREZ
General Comptroller

LIC JOSE RAMON NEVAREZ JACQUES
Legal Advisor

ING JUAN DE DIOS CONCHA MALO
General Director

The undersigned hereby dully swears and states that the financial states included in the annual report herein were examined and certified according to generally accepted auditing standards. He also states that within the scope of the work carried out, and that to the best of his knowledge no relevant financial information has been omitted or made false in this annual report, or that such report could contain information that could lead investors to act wrongfully.

CP JORGE I. PERALTA ALVAREZ

GALAZ, YAMAZAKI, RUIZ URQUIZA, S.C.

CALL

IEM, S.A. DE C.V.

By agreement of the Board of Directors of IEM, S.A. DE C.V., the shareholders of such company are called for a SHAREHOLDERS ORDINARY GENERAL ASSEMBLY that shall be held on April 29, 2005, at 11:00 o'clock in Miguel de Cervantes Saavedra 255, Colonia Granada, C.P. 11520, Mexico, Distrito Federal, to deal with the items included in the following

AGENDA:

I. Board of Directors report for the fiscal year ended as of December 31, 2004.

II. Presentation of the Financial Statements as of December 31, 2004, which include the Examiner's report.

III. Discussion and, in its case, approval of the information referred to in paragraphs I and II of this Agenda.

IV. Presentation and, in its case, approval of the proposal related to the distribution of profits.

V. Ratification of the Board of Directors' acts and agreements.

VI. Appointment of Members and Examiners. Adoption of the resolutions to those regards and of those deriving from such appointment.

VII. Appointment of Special Delegates to execute the formalities regarding the resolutions adopted by the Assembly.

In order for the shareholder to have the right to attend and vote in it, they shall have to deposit their stocks at the abovementioned company's offices, at least two working days before the Assembly takes place, picking up the corresponding entry card. The deposit can also be made at S.D. INDEVAL, S.A. DE C.V., or any other credit institution of the Mexican Republic or Foreign; in such cases, the proof issued by the corresponding institution, shall be deposited at the secretariat of the company itself, in the aforementioned due time. The securities market brokers shall present a list with the name, address, nationality and security holding of all and each one of the shareholders, they represent.

To clear up any doubt to this regard, please contact us at 328-58-00 y 250-50-77 extension 5830.

Mexico, Distrito Federal, April 8 2005.

Secretary of the Board of Directors

Mr. Alejandro Archundia Becerra

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**
IEM, S.A. DE C.V.

CONSOLIDATED

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		AMOUNT	%	AMOUNT	%
1	**TOTAL ASSETS**	**716,779**	**100**	**617,491**	**100**
2	**CURRENT ASSETS**	**404,635**	**56**	**3,318,764**	**52**
3	CASH AND SHORT - TERM INVESTMENTS	4,701	1	10,778	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	227,954	32	136,374	22
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	20,076	3	274,666	4
6	INVENTORIES	151,904	21	144,146	23
7	OTHERS CURRENT ASSETS	0	0	0	0
8	**LONG - TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON - CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
12	**PROPERTY, PLAN AND EQUIPMENT**	**312,144**	**44**	**298,727**	**48**
13	PROPERTY	410,483	57	411,698	67
14	MACHINERY AND INDUSTRIAL	411,562	57	408,626	66
15	OTHER EQUIPMENT	39,556	6	39,191	6
16	ACCUMULATED DEPRECIATION	619,982	86	609,659	99
17	CONSTRUCTION PROGRESS	70,525	10	48,871	8
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHERS ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**380,541**	**100**	**242,591**	**100**
21	**CURRENT LIABILITIES**	**206,801**	**54**	**186,559**	**43**
22	SUPPLIERS	87,527	23	30,502	13
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	64,395	17	47,432	20
26	OTHER CURRENT LIABILITIES	54,879	14	27,126	11
27	**LONG - TERM LIABILITIES**	**94,400**	**25**	**53,109**	**22**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	94,400	25	53,109	22
31	**DEFERRED LOANS**	**79,156**	**21**	**84,091**	**35**
32	OTHER LIABILITIES	184	0	331	0
33	**CONSOLIDATED STOCK HOLDER'S EQUITY**	**336,238**	**100**	**374,900**	**100**
34	**MINORITY INTEREST**	**216**		**258**	
35	**MAJORITY INTEREST**	**336,022**	**100**	**374,642**	**100**
36	**CONTRIBUTED CAPITAL**	**637,930**	**190**	**637,930**	**100**
37	PAID - IN CAPITAL STOCK (NOMINAL)	15,688	5	15,688	4
38	RESTATEMENT OF PAID - IN CAPITAL STOCK	622,242	185	622,242	166
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(301,908)**	**(90)**	**(263,288)**	**(70)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	378,391	113	395,266	105
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDER'S EQUITY	(658,081)	(196)	(641,679)	(171)
45	NET INCOME FOR THE YEAR	(22,218)	(7)	(16,875)	(5)

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**
IEM, S.A. DE C.V.

CONSOLIDATED

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		AMOUNT	%	AMOUNT	%
3	**CASH AND SHORT - TERM INVESTMENTS**	**4,701**	**100**	**10,778**	**100**
46	CASH AND SHORT - TERM INVESTMENTS	4,408	94	5,248	49
47	SHORT - TERM	293	6	5,530	51
18	**DEFERRED ASSETS (NET)**	**-**	**100**	**-**	**100**
48	AMORTIZED OF REDEEMED	-	100	-	100
49	GOODWILL	-	-		
50	DEFERRED TAXES	-	-		
51	OTHERS	-	-		
21	**CURRENT LIABILITIES**	**206,801**	**100**	**105,060**	**100**
52	FOREING CURRENCY	10,654	5	18,804	18
53	MEXICAN PESOS LIABILITIES	196,147	95	86,256	82
24	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
54	COMMERCIAL PAPER	-	100	-	100
55	CURRENT MATURITUES OF MEDIUM TERM	-	-	-	-
56	CURRENT MATURITUES OF	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**54,879**	**100**	**27,126**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	-	-	-	-
58	OTHER CURRENT LIABILITIES WITHOUT COST	54,879	100	27,126	100
27	**LONG - TERM LIABILITIES**	**94,400**	**100**	**53,109**	**100**
59	FOREING CURRENCY	-	-	-	-
60	MEXICAN PESOS	94,400	100	53,109	100
29	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	**94,400**	**100**	**53,109**	**100**
63	OTHER LOANS WITH COST	94,400	100	53,109	100
64	OTHER LOANS WITHOUT COST	-	-	-	-
31	**DEFERRED LOANS**	**79,156**	**100**	**84,091**	**100**
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	79,156	100	84,091	100
67	OTHERS	-	-	-	-
32	**OTHER LIABILITIES**	**184**	**100**	**331**	**100**
68	RESERVES	-	-	-	-
69	OTHERS LIABILITIES	184	100	331	(100)
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDER'S EQUITY**	**(658,081)**	**100**	**(641,679)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	-	-	-	-
71	INCOME FROM NON - MONETARY POSITION	(658,081)	(100)	(641,679)	(100)

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PRESENT FINANCIAL YEAR Amount
72	WORKING CAPITAL	197,834	213,704
73	PENSIONS FUND AND SENIORITY	72,849	63,046
74	EXECUTIVES (*)	12	14
75	EMPLOYERS (*)	173	163
76	WORKERS (*)	678	710
77	CIRCULATION SHARES	32,415,713	32,415,713
78	REPURCHASED SHARES	-	-

(**) THESE CONCEPTS SHOULD B EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**

IEM, S.A. DE C.V.

CONSOLIDATED

STATEMENT OF INCOME QUARTERLY
FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		AMOUNT	%	AMOUNT	%
1	**NET SALES**	**567,254**	**100**	**674,654**	**100**
2	COST OF SALES	540,033	95	575,972	85
3	**GROSS INCOME**	**27,221**	**5**	**98,682**	**15**
4	OPERATING	46,028	8	61,830	9
5	**OPERATING INCOME**	**(18,807)**	**(3)**	**36,852**	**5**
6	TOTAL FINANCING	8,628	2	4,377	1
7	**INCOME AFTER FINANCING COST**	**(27,435)**	**(5)**	**32,475**	**5**
8	OTHER FINANCIAL OPERATIONS	(2,028)	0	13,246	2
9	**INCOME BEFORE TAXES AND WORKER'S PROFIT SHARING**	**(25,407)**	**(4)**	**19,229**	**3**
10	RESERVE FOR TAXES AND WORKER'S SHARING	1,259	0	11,156	2
11	**NET INCOME AFTER TAXES AND WORKER'S PROFIT SHARING**	**(26,666)**	**(5)**	**8,073**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON - CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**(26,666)**	**(5)**	**8,073**	**1**
14	INCOME OF DISCONTINUOUS, NET	(4,423)	(1)	24,966	4
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(22,243)**	**(4)**	**(16,893)**	**(3)**
16	EXTRAORDINARY ITEMS EXPENSES	0	0	0	0
17	**NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLE**	**0**	**0**	**0**	**0**
18	NET CONSOLIDATED INCOME	(22,243)	(4)	(16,893)	(3)
19	**NET INCOME OF MINORITY INTEREST**	**(25)**	---	**(18)**	---
20	NET INCOME OF MAJORITY INTEREST	(22,218)	(4)	(16,875)	(3)

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**567,254**	**100**	**674,654**	**100**
21	DOMESTIC	567,038	100	660,815	98
22	FOREIGN	216	0	13,839	2
23	TRANSLATED INTO DOLLARS	-	0	1,393	-
6	**TOTAL FINANCING COST**	**8,628**	**100**	**4,377**	**100**
24	INTEREST PAID	7,566	88	5,515	126
25	EXCHANGE LOSSES	8,065	93	30,439	695
26	INTEREST EARNED	309	4	1,084	25
27	EXCHANGE PROFITS	5,386	62	31,902	729
28	GAIN DUE TO MONETARY	(1,308)	(15)	1,409	32
8	**OTHER FINANCIAL OPERATIONS**	**(2,028)**	**100**	**13,246**	**100**
29	OTHER NET EXPENSES (INCOME)	(2,028)	(100)	13,246	100
30	(PROFIT) LOSS ON SALE OF OWM	0	0	-	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	-	-
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,259**	**100**	**11,156**	**100**
32	INCOME TAX	6,927	550	2,687	24
33	DEFERED INCOME TAX	(10,930)	(868)	5,891	53
34	WORKERS' PROFIT SHARING	2,030	161	251	2
35	DEFERED WORKERS' PROFIT	3,232	257	2,327	21

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR : 2004

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	645,642	722,714
37	NET INCOME OF THE	26,817	4,386
38	NET SALES (**)	567,254	674,654
39	OPERATION INCOME (**)	(18,807)	36,852
40	NET INCOME OF MAYORITY INTEREST (**)	(22,218)	(16,875)
41	NET CONSOLIDATED INCOME	(22,243)	(16,893)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**
IEM, S.A. DE C.V.

CONSOLIDATED

STATEMENT OF INCOME QUARTERLY
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		AMOUNT	%	AMOUNT	%
1	**NET SALES**	**240,195**	**100**	**134,056**	**100**
21	DOMESTIC	239,979	100	134,056	100
22	FOREIGN	216	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**4,334**	**100**	**2,069**	**100**
24	INTEREST PAID	3,265	75	1,565	76
25	EXCHANGE LOSSES	3,693	85	2,436	118
26	INTEREST EARNED	16	0	153	7
27	ESCHANGE PROFITS	2,053	47	2,488	120
28	GAIN DUE TO MONETARY	(555)	(13)	709	34
42	LOST IN RESTATED OF UDI'S	0	0	0	0
43	EARNED IN RESTATED UF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(2,127)**	**100**	**6,905**	**100**
29	OTHER NET EXPENSES (INCOME)	(2,127)	(100)	6,905	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE SHORT - TERM	0	0	0	0
10	**RESERVE FOR TAXES AND OWRKER'S PROFIT SHARING**	**10,740**	**100**	**3,995**	**100**
32	INCOME TAX	4,987	46	695	17
33	DEFERED INCOME TAX	(205)	(2)	2,343	59
34	WORKER'S PROFIT SHARING	2,031	19	251	6
35	DEFERED WORKER'S PROFIT	3,927	37	706	18

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR : 2004

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(22,243)**	**(16,893)**
2	+ (-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	19,996	22,441
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(2,247)**	**5,548**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(3,552)	(73,735)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(5,799)**	**(68,187)**
6	CASH FLOW FROM EXTERNAL FINANCING	41,292	53,109
7	CASH FLOW FROM INTERNAL FINANCING	-	-
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**41,292**	**53,109**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(41,569)**	- **(2,970)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	**(6,076)**	**(18,048)**
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	**10,777**	**28,826**
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	**4,701**	**10,778**

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**

IEM, S.A. DE C.V.

CONSOLIDATED

STATEMENT OF INCOME QUARTERLY
FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		AMOUNT	%	AMOUNT	%
1	**NET SALES**	**240,195**	**100**	**134,056**	**100**
2	COST OF SALES	218,912	91	125,249	93
3	**GROSS INCOME**	**21,283**	**9**	**8,807**	**7**
4	OPERATING	8,670	4	13,834	10
5	**OPERATING INCOME**	**12,613**	**5**	**(5,027)**	**(4)**
6	TOTAL FINANCING	4,334	2	2,069	2
7	**INCOME AFTER FINANCING COST**	**8,279**	**3**	**(7,096)**	**(5)**
8	OTHER FINANCIAL OPERATIONS	(2,127)	(1)	6,905	5
9	**INCOME BEFORE TAXES AND WORKER'S PROFIT SHARING**	**10,406**	**4**	**(14,001)**	**(10)**
10	RESERVE FOR TAXES AND WORKER'S SHARING	10,740	4	3,995	3
11	**NET INCOME AFTER TAXES AND WORKER'S PROFIT SHARING**	**(334)**	**0**	**(17,996)**	**(13)**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON - CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**(334)**	**0**	**(17,996)**	**(13)**
14	INCOME OF DISCONTINUOUS, NET	1,355	1	827	1
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(1,689)**	**(1)**	**(18,823)**	**(14)**
16	EXTRAORDINARY ITEMS EXPENSES	0	0	0	0
17	**NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLE**	**0**	**0**	**0**	**0**
18	NET CONSOLIDATED INCOME	(1,689)	(1)	(18,823)	(14)
19	**NET INCOME OF MINORITY INTEREST**	**(25)**	**---**	**(18)**	**---**
20	NET INCOME OF MAJORITY INTEREST	(15,262)	(1)	(18,805)	(14)

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR : 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**'+(-) ITEMS ADDED TO INCOME WHISCH DO NOT REQUIRE USING CASH**	**19,996**	**22,441**
13	DEPRECIATION AND AMORTIZATION FOR THE	23,066	22,441
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	-	
15	+(-) NET LOSS (PROFIT) IN MONEY		
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION		
17	+ (-) OTHER ITEMS	(3,070)	-
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(3,552)**	**(73,735)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(91,580)	17,435
19	+ (-) DECREASE (INCREASE) IN	(21,102)	(2,835)
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	7,390	(29,482)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	68,368	(10,484)
22	+(-) INCREASE (DECREASE) IN OTHER	33,372	(48,369)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**41,292**	**53,109**
23	+ SHORT-TERM BANK AND STOCK MARKET	-	
24	+ LONG-TERM BANK AND STOCK MARKET	-	
25	+ DIVIDEND RECEIVED	-	-
26	+ OTHER FINANCING	-	-
27	(-) BANK FINANCING	-	-
28	(-) STOCK MARKET	-	-
29	(-) OTHER FINANCING	41,292	53,109
7	**CASH FLOW FROM INTERNAL FINANCING**	-	-
30	+ (-) INCREASE (DECREASE) IN CAPITAL	-	
31	(-) DIVIDENS PAID	-	-
32	+ PREMIUM ON SALE OF	-	-
33	+ CONTRIBUTION FOR FUTURE CAPITAL	-	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(41,569)**	**(2,970)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE		
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(41,476)	(17,790)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	14,820
37	+ SALE OF OTHER PERMANENT	0	
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER ITEMS	(93)	0

MEXICAN STOCK EXCANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: 4 **YEAR: 2004**
IEM, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

JUDGED INFORMATION

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	(0.69)	(0.50)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$0.00	$0.00
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYING VALUE PER SHARE	$10.37	$11.56
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.00 times	0.00 times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00 times	0.00 times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**

IEM, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(3.92) %	(2.50) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(6.61) %	(4.50) %
3	NET INCOME TO TOTAL ASSETS (**)	(3.10) %	(2.74) %
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(5.88) %	(8.34) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.79 times	1.09 times
7	NET SALES TO FIXED ASSETS (**)	1.82 times	2.26 times
8	INVENTORIES TOTATION (**)	3.56 times	4.00 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	126 days	63 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.01 %	10.38 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	53.09 %	39.29 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.13 times	0.65 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	2.80 %	7.75 %
14	LONG TERM LIABILITIES TO FIXED ASSETS	30.24 %	17.78 %
15	OPERATING INCOME TO INTEREST PAID	(2.49) times	6.68 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.49 times	2.78 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.96 times	3.03 times
18	CURRENT ASSETS LES INVENTORY TO LIABILITIES	1.22 times	1.66 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.06 times	1.31 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.27 %	10.26 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	(0.40) %	0.82 %
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(0.63) %	(10.93) %
23	CASH GENERATED (USED) IN OPERATIONG INTEREST PAID	(0.77) times	(12.36) times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	100.00 %	100.00 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	0.00 %
26	ADQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	99.78 %	598.99 %

(**) INTHESE RATIOS FOR TE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

REPORT FROM THE DIRECTOR GENERAL (1)

(Discussion and Analysis from the Director General regarding the Financing Situation and Income of the Company's Operation)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION **Final Print**

SALES AS OF DECEMBER 2004 WERE 567.3 MILLION PESOS, MEANING A REAL TERM ANNUAL DECREASE OF 15.9%, AGAINST THE PREVIOUS YEAR. SAID DECREASE WAS MAINLY EVIDENT IN THE TRANSFORMERS PRODUCTION LINE.

AS OF DECEMBER 2004, OPERATING LOSS WAS 18.8 MILLION PESOS WHICH REPRESENTS 3.3% OF SALES. THE PROFIT FOR YEAR 2003 (IN MEXICAN PESOS OF DECEMBER 2004) WAS 36.7 MILLION PESOS WHICH REPRESENTED 5.4% OF SALES.

THE FINANCING INTEGRAL COST WAS 8.6 MILLION PESOS AS OF DECEMBER 2004, WHICH, COMPARED WITH 4.4 MILLION PESOS OF THE PREVIOUS YEAR IN PESOS OF DECEMBER 2004, MEANT A 95.5% INCREASE IN REAL TERMS, MAINLY CAUSED BY THE MAJOR NECESSITIES OF FINANCING.

THE NET LOSS AS OF DECEMBER 2004 WAS TO 22.2 MILLION PESOS, FOR THE SAME PERIOD OF 2003 NET PROFIT WAS 16.9 MILLION PESOS.

NO OTHER VALUES HAVE BEEN REGISTERED IN THE "RNVI"; THE JUDICIAL AND FINANCIAL INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

THERE HAVE BEEN NO CHANGES, NOR MODIFICATIONS IN ANY OF THE VALUES REGISTERED IN THE "RNVI".

DISCONTINUOUS OPERATIONS

1. IN 2003 THE MOTORS' LINE PRODUCTION WAS SHUT DOWN. IN SEPTEMBER 2004 THE PROTECTION'S EQUIPMENT WAS SHUT DOWN.

2. SINCE OCTOBER 1st. 2003 MR JUAN DE DIOS CONCHA MALO WAS APPOINTED CHAIRMAN OF THE BOARD BY DIRECTORS.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO (MEXICAN GAAP), WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO VALUE SOME TEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND MAKE THE REVELATION REQUIRED IN THESE CONSOLIDATED FINANCIAL STATEMENTS. ALTHOUGH THESE ESTIMATES AND ASSUMPTIONS ARE BASED ON MANAGEMENT'S BEST KNOWLEDGE OF CURRENT EVENTS, ACTUAL RESULTS MAY DIFFER. THE SIGNIFICANT ACCOUNTING POLICIES OF THE COMPANY ARE FOLLOWS:

BUSINESS IN OPERATION.- THE FINANCIAL STATEMENTS HAS BEEN PREPARED CONSIDERING THAT THE COMPANY WILL CONTINUE AS A BUSINESS IN OPERATION. AS IT SHOWN IN THE ATTACHED FINANCIAL STATEMENTS, DURING THE YEARS ENDED AS OF DECEMBER 31, 2004 AND 2003, THE COMPANY HAD LOSSES OF $ 22,243 AND $ 16,893 RESPECTIVELY, IN ADDITION, THE COMPANY HAS LOST OVER 2/3 OF ITS CAPITAL STOCK, ACCORDING TO THE "LEY GENERAL DE SOCIEDADES MERCANTILES" THIS FACT COULD CAUSE THE DISSOLUTION OF THE COMPANY WHEN A THIRD PARTY WOULD REQUEST. THESE FACTORS AMONG OTHERS, SUGGEST THAT THE COMPANY COULD NOT CONTINUE IN OPERATION. THEREFORE THE HOLDING COMPANY HAS DECLARED THAT WILL GIVE FINANCIAL SUPPORT TO THE COMPANY AS LONG AS IT IS NECESSARY IN ACCORDANCE WITH THE STATEMENT OF FINANCIAL SUPPORT ISSUED BY GRUPO CONDUMEX, S.A. DE C.V. ATTACHED FINANCIAL STATEMENTS DO NOT INCLUDE ANY ADJUSTMENTS RELATING TO THE VALUATION AND CLASSIFICATION OF THE ASSETS AND CLASSIFICATION AND AMOUNT OF THE LIABILITIES NECESSARY IN CASE OF THE COMPANY COULD NOT CONTINUE IN OPERATION.

A.- **CHANGES IN ACCOUNTING POLICIES.-** BEGINNING JANUARY 1ST, 2004, CAME INTO EFFECT THE BULLETIN C-12 "FINANCIAL INSTRUMENTS OF LIABILITY OR EQUITY NATURE OR A COMBINATION OF BOTH" ("C-12"), WHICH IS THE COMPILATION OF THE NORMS RESPECT TO THE ISSUE OF DEBT OR EQUITY FINANCIAL INSTRUMENTS, OR COMBINED AND INCLUDES ADDITIONAL NORMS ON THE ACCOUNTING RECOGNITION FOR THESE INSTRUMENTS. CONSEQUENTLY, C-12 INDICATES THE BASIC DIFFERENCE BETWEEN LIABILITIES AND STOCKHOLDERS' EQUITY AND ESTABLISHES THE RULES FOR CLASSIFY AND VALUE THE COMPONENTS OF LIABILITIES AND EQUITY OR COMBINED IN THE INITIAL RECOGNITION. SUBSEQUENT RECOGNITION AND VALUATION OF LIABUILITIES AND STOCKHOLDER'S EQUITY OF THE FINANCIAL INSTRUMENTS IS SUBJECT TO THE NORMS ISSUED PREVIOUSLY IN THE APPLICABLE BULLETINS. THE ADOPTION OF THIS BULLETIN HAD NOT SIGNIFICANT EFFECTS IN THE FINANCIAL INFORMATION.

B.- **CASH AND CASH EQUIVALENTS** – THE CASH EQUIVALENTS ARE ALL TEMPORARY INVESTMENTS WHICH HAVE MATURITY UP TO THREE MONTHS FROM THEIR STARTING DATE AND THEY ARE RECORDED AT THEIR COST PLUS INTEREST ACCRUED.

C.- **INVENTORY AND COST OF SALES.-** INVENTORY IS STATED AT THE LOWER OF REPLACEMENT COST OR NET REALIZABLE VALUE. COST OF SALES IS STATED AT THE REPLACEMENT COST AT THE SELLING DATE.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

D.- **PROPERTY, MACHINERY AND EQUIPMENT.**- PROPERTY, MACHINERY AND EQUIPMENT ARE RECORDED AT ACQUISITION COST AND RESTATED USING THE NCPI FACTORS. THE ACQUISITION COST FOREIGN FIXED ASSETS IS RESTATED USING THE INFLATION RATE OF THE COUNTRY OF ORIGIN AND TRANSLATED INTO MEXICAN PESOS AT THE MARKET EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE. DEPRECIATION IS CALCULATED USING THE STRAIGHT LINE METHOD BASED ON THE REMAINING USEFUL LIFE OF THE RELATED ASSETS AND ESTIMATED SALVAGE VALUE.

E. **STOCKHOLDERS INVESTMENTS** - THE COMPONENTS OF THE STOCKHOLDERS INVETSMENT IS RESTATED BY MEANS OF FACTORS DERIVED FROM THE "INPC".

F. **(PROFIT) LOSS DUE TO MONETARY POSITON** – THE LOSS DUE TO MONETARY POSITION, WHICH REPRESENTS THE EROSION IN PURCHASING POWER DUE TO INFLATION, SHOULD BE CALCULATED BY APPLYING FACTORS DERIVED FROM THE *INPC* TO THE MONTHLY NET MONETARY POSITION. THE LOSS IS ORIGINATED DUE TO THE KEEPING A NET ACTIVE MONETARY POSITION.

G. **FOREING EXCHANGE TRANSACTIONS** – TRANSACTIONS IN FOREIGN EXCHANGE ARE REGISTERED AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF TRANSACTION. THE ASSETS AND LIABILITIES STATED IN FOREIGN CURRENCY ARE VALUED IN MEXICAN PESOS AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF THE FINANCIAL STATEMENTS. THE FLUCTUATIONS IN CURRENCY EXCHANGE ARE REGISTERED IN THE ANNUAL RESULTS.

H. **LABOR OBLIGATIONS UPON RETIREMENT.**– LIABILITIES DUE TO SENIORITY BONUSES FOR ALL PERSONNEL AS WELL AS PENSIONS FOR NON-UNION PERSONNEL, ARE REGISTERED UPON BEING ACCRUED, AND ARE CALCULATED BY INDEPENDENT ACCOUNTANTS WITH BASIS ON THE INTEREST RATE. THEREFORE, ALL LIABILITY IS BEING RECOGNIZED, SUCH AS IS ESTIMATED AT PRESENT VALUE, WHICH WILL COVER THE OBLIGATIONS RESULTING FROM THESE BENEFITS AT THE ESTIMATED DATE OF RETIREMENT OF ALL OF THE EMPLOYEES WORKING AT THE COMPANY. INDEMNIZATIONS ARE APPLIED TO THE RESULTS WHEN THE DECISION TO PAY THEM HS BEEN TAKEN.

I. **INTEGRAL LOSS.** – THE INTEGRAL LOSS PRESENTED IN THE ENCLOSED CAPITAL VARIATION STATEMENTS, IS THE RESULT OF THE ACCOUNTING CAPITAL AMENDMENTS DURING THE FISCAL YEAR ON ACCOUNT OF ITEMS WHICH DO NOT REPRESENT DISTRIBUTIONS OR MOVEMENTS OF THE CONTRIBUTED CAPITAL; IT IS INTEGRATED BY THE CONSOLITATED NET PROFIT (LOSS) OF THE YEAR, PLUS OTHER ENTRIES REPRESENTING ANY PROFIT OR LOSS DURING THAT SAME FISCAL YEAR, WHICH, ACCORDING TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO, ARE PRESENTED DIRECTLY IN THE ACCOUNTING CAPITAL, WITHOUT AFFECTING THE STATEMENT OF RESULTS. DURING 2003 AND 2002, THE OTHER INTEGRAL (LOSS) ENTRIES ARE REPRESENTED BY THE INADEQUACY IN THE UPDATING OF THE ACCOUNTING CAPITAL AS WELL AS IN THE RESULTS OF THE INVESTMENTS OF THE MINORITY SHAREHOLDERS.

J. **REVENUE RECOGNITION.-** REVENUES ARE RECOGNIZED IN THE PERIOD IN WHICH THE RISKS AND REWARDS OF OWNERSHIP OF INVENTORIES ARE TRANSFERRED TO CUSTOMERS, WHICH GENERALLY COINCIDES WITH THE SHIPMENT OF PRODUCTS TO CUSTOMERS IN SATISFACTION OF ORDERS, THEN SUCH CUSTOMERS ASSUME THE RESPONSIBILITY OF THOSE. REVENUES FOR SERVICES ARE RECOGNIZED IN THE PERIOD IN WHICH SUCH SERVICES ARE RENDERED. REVENUES FOR CONSTRUCTION AND BUILDING PROGRAMS ARE RECOGNIZED CONCURRENTLY WITH THE PROGRESS OF THOSE.

K.**DETERIORATION OF LONG TERM ASSETS**.- THE COMPANY REVIEWS THE BOOK VALUE OF LONG TERM ASSETS BEING USED, UPON THE APPEARANCE OF ANY SIGN OF DETERIORATION WHICH MIGHT INDICATE THAT THE BOOK VALUE OF THESE ASSETS COULD NO LONGER BE RECOVERABLE, TAKING INTO ACCOUNT THE GREATER OF THE PRESENT VALUES OF THE NET CASH FLOW OF FUTURE ASSETS, OR THE NET SALES PRICE IN THE EVENT OF ITS EVENTUAL DISPOSAL, THE DETERIORATION IS REGISTERED TAKING INTO ACCOUNT THE AMOUT OF ITS BOOK VALUE WHICH EXCEEDS THE GREATER VALUE OF THE AFOREMENTIONED VALUES. THE SIGNS OF DETERIORATION WHICH ARE TAKEN INTO ACCOUNT FOR THIS PURPOSE, ARE, AMONG OTHERS, LOSSES IN OPERATION OR NEGATIVE CASH FLOWS DURING THE FISCAL YEAR, WHENEVER THEY ARE COMBINED WITH A HISTORY OR PROJECTION OF LOSSES, DEPRECIATIONS AND AMORTIZATIONS CHARGED TO THE RESULTS, WHICH IN TERMS OF PERCENTAGE IN CONNECTION WITH INCOME, WOULD BE SUBSTANTIALLY HIGHER TO THOSE OF PREVIOUS YEARS, AS A RESULT OF BECOMING OBSOLETE, A REDUCTION IN DEMAND OF THE PRODUCTS BEING MANUFACTURED, COMPETITION AND OTHER ECONOMIC AND LEGAL FACTORS.

BUSINESS CONCENTRATION - AN IMPORTANT PART OF THE COMPANY'S INCOME ARE GENERATED BY THE ELECTRIC POWER INDUSTRY.

3. STOCK EXCHANGE CREDITS.

THERE ARE NO STOCK EXCHANGE CREDITS AS OF 31 DECEMBER, 2004.

4. CONTINGENT LIABILITY.

THE COMPANY HAS PLANS FOR THE PAYMENT OF RETIREMENT PENSIONS AND DEATH OR TOTAL DISABILITY, FOR ALL ITS NON SYNDICATED PERSONNEL AND SENIORITY PREMIUM PLANS FOR ALL ITS PESONNEL, IN COMPLIANCE WITH THE FEDERAL LABOR LAW AND WITH WHAT IS STATED IN THE LABOR CONTRACTS. THE RELATED LIABILITY AND ANNUAL BENEFITS COST ARE CALCULATED BY AN INDEPENDENT ACTUARY IN CONFORMITY WITH THE BASES DEFINED IN THE PLANS, USING THE PROJECTED UNIT CREDIT METHOD.

PRESENT VALUE OF THIS LIABILITIES AND RATES USED ON CALCULATIONS ARE:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

	THOUSANDS OF MEXICAN PESOS
LIABILITIES FOR CURRENT BENEFITS	$ (76,911)
ASSETS OF FUND	72,849
FUND BALANCE	(4,062)
ADJUSTMENT FOR EXPERIENCE, VARIANCES IN ASSUMPTIONS AND AMEDMENT OF PENSION FUND	3,327
TRANSITION ASSETS OR LIABILITIES	551
(LIABILITIES) NET PROJECTED	(184)

5.- STOCKHOLDERS EQUITY

THE RESTATEMENT EFFECTS OF THE STOCKHOLDERS' EQUITY ARE SHOWN NEXT

	2004		2003	
CAPITAL STOCK	**15,688**		**15,688**	
RESTATEMENT	**622,242**	**637,930**	**622,242**	**637,930**
LEGAL RESERVE	**3,138**		**3,138**	
RESTATEMENT	**30,668**	**33,806**	**30,668**	**33,806**
PROFIT IN PREVIOUS YEARS	**229,338**		**245,332**	
RESTATEMENT	**115,247**	**344,585**	**116,128**	**361,460**
PROFIT OF THE YEAR	**(21,457)**		**(15,963)**	
RESTATEMENT	**(761)**	**(22,218)**	**(912)**	**(16,875)**
INSUFFICIENCY IN RESTATEMENT OF CAPITAL		**(658,081)**		**(641,649)**
		336,022		**374,642**

6. RESERVE FOR THE REPURCHASE OF SHARES OF STOCK.
THERE IS NO SUCH RESERVE AS OF 31 DECEMBER, 2004.

7. INTEGRAL FINANCING COST.
INTERESTS PAID AND FLUCTUATIONS ON FOREIGN EXCHANGE RATES ARE NOT COMPOUNDED AND GO DIRECTLY TO INCOME, AS PART OF THE INTEGRAL FINANCING COST.

8. INCOME TAX, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT SHARING.- PROVISIONS FOR INCOME TAX ("ISR") AND EMPLOYEE STATUTORY PROFIT SHARING ("PTU"), ARE RECORDED IN RESULTS OF THE YEAR IN WHICH THEY ARE INCURRED AND THE DEFERRED ISR TAX ASSETS AND LIABILITIES ARE RECOGNIZED FOR TEMPORARY DIFFERENCES RESULTING FROM COMPARING THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES PLUS ANY FUTURES BENEFITS FROM TAX LOSS CARRY FORWARDS. DEFERRED ASSET ISR IS REGISTERED ONLY WHEN IT IS VERY LIKELY TO BE RECOVERED. DEFERRED PTU IS DERIVED FROM TEMPORARY DIFFERENCES BETWEEN ACCOUNTING AND TAXABLE INCOME FOR PTU PURPOSES AND IS RECOGNIZED ONLY WHEN IT CAN BE REASONABLY ASSUMED THAT THEY WILL GENERATE A LIABILITY OR BENEFIT, AND THERE IS NO INDICATION THAT THIS SITUATION WILL CHANGE, IN SUCH A WAY THAT THE LIABILITIES WILL NOT BE PAID OR BENEFITS WILL NOT BE REALIZED.

THE TAX ON ASSETS PAID THAT IS EXPECTED TO BE RECOVERABLE IS RECORDED AS AN ADVANCE PAYMENT OF INCOME TAX AND IS PRESENTED WITH DEFERRED INCOME TAX IN THE BALANCE SHEET.

THE COMPANY IS SUBJECT TO INCOME TAX (ISR) AND TAX ON ASSETS (IMPAC). ISR IS COMPUTED TAKING IN CONSIDERATION THE TAXABLE AND DEDUCTIBLE EFFECTS OF INFLATION, SUCH AS DEPRECIATION CALCULATED ON RESTATED ASSET VALUES AND THE DEDUCTION OF PURCHASES IN PLACE OF COST OF SALES WHICH PERMIT THE DEDUCTION OF CURRENT COSTS AND TAXABLE INCOME IS INCREASED OR REDUCED BY THE EFFECTS OF INFLATION ON CERTAIN MONETARY ASSETS AND LIABILITIES THROUGH THE ANNUAL ADJUSTMENT INFLATION, WHICH IS SIMILAR TO MONETARY POSITION GAIN OR LOSS. THE ISR RATE WAS 33% IN 2004 AND 34% IN 2003. IMPAC IS CALCULATED AT AN ANNUAL RATE OF 1.8% ON THE NET AVERAGE OF THE MAJORITY OF THE RESTATED ASSETS (CURRENT VALUES) AND CERTAIN LIABILITIES, AND THE TAX IS PAID ONLY TO THE EXTENT THAT IT EXCEEDS ISR OF THE YEAR. IF IN ANY YEAR IMPAC EXCEEDS ISR, THE IMPAC PAYMENT FOR SUCH EXCESS MAY BE REDUCED BY THE AMOUNT BY WHICH ISR EXCEEDED IMPAC IN THE TEN SUBSEQUENT YEARS.

ON DECEMBER 1ST, 2004 THE AMENDMENTS TO THE ISR (INCOME TAX) AND IMPAC LAWS WERE PUBLISHED, EFFECTIVE AS FROM 2005, THE MAIN ONES BEING A) TO REDUCE THE ISR RATE TO 30% FOR YEAR 2005, TO 29% BY 2006 AND 28% FROM 2007 ON; B) FOR ISR PURPOSES THE COST OF SALES WILL BE DEDUCTED, INSTEAD OF THE ACQUISITION OF INVENTORIES; C) IN 2005, SET ACCORDING TO THE TAX RULES, IT WILL BE POSSIBLE TO CHOOSE TO ACCRUE THE INVENTORIES WITHIN A PERIOD FROM 4 TO 12 YEARS AS OF DECEMBER 31ST 2004; WHENEVER CHOOSING TO ACCRUE INVENTORIES, THE BALANCE OF SUCH INVENTORIES HAS TO REDUCE WITH THE NON DEDUCTED BALANCE OF THE INVENTORIES OF RULE 106 AND THE TAX LOSSES TO BE PAID OFF, AND IT WILL BE POSSIBLE TO DEDUCT THE INVENTORIES SALES COST AS IT IS TRANSFERRED; D) AS FROM 2006 THE PARTICIPATION PAID TO THE WORKERS FOR PROFIT-SHARING SHALL BE FULLY DEDUCTIBLE E) THE LIABILITIES WITH BANKING AND WITH FOREIGNERS IS INCLUDED FOR THE ASSESSMENT OF TAXES BASE FOR THE IMPAC.

FOR DETERMINING THE DEFERRED ISR AS OF DECEMBER 31ST 2004, THE COMPANY APPLIED THE SEVERAL RATES THAT WILL BE IN PLACE AS FROM 2005 OVER THE TEMPORARY DIFFERENCES, ACCORDINGLY WITH AN ESTIMATED DATE OF REINVESTMENT. ADDITIONALLY, ACCORDING WITH FISCAL DISPOSITIONS SO WILL BE IN VIGOR BEGINNINGS 2005, THE MANAGEMENT OF THE COMPANY DECIDED THAT THE FISCAL INVENTORY TO DECEMBER 31, 2004 BY AN AMOUNT OF $179,592 WILL BE ACCRUED WITHIN A PERIOD OF 8 YEARS STARTING THE FISCAL YEAR OF 2005, CALCULATED IN BASE OF THE INVENTORY TURNOVER, DIFFERING THE INITIAL EFFECT DUE TO THE NEW DISPOSITION WHICH NOT PERMIT DEDUCT THE ACQUISITIONS OF INVENTORIES. THE RESULT OF THE APPLICATION OF SEVERAL RATES IS SHOWED IN THE PREVIOUS TABLE UNDER THE ITEM EFFECT IN DEFERRED ISR BY RATE CUT .

AS OF 31 DECEMBER, 2004, THE MAIN TEMPORARY DIFFERENCES WHERE THE DEFERRED INCOME TAX IS ACKNOWLEDGED, ARE ANALYZED AS FOLLOWS:

INVENTORIES	**$ (126,973)**
REAL ESTATE, PLANT AND EQUIPMENT – NET	**(141,856)**
ADVANCES TO CUSTOMERS	**25,254**
RESERVES AND OTHERS	**(47,795)**
FISCAL LOSS FOR THE PERIOD	**0**
RULE 106	**74,982**
	(216,388)
INCOME TAX RATE	**30%**
DEFERRED INCOME TAX PAYABLE	**(64,916)**
DEFERRED PROFIT SHARING PAYABLE	**(4,731)**
DIFERENTIAL RATES EFECT	**2,531**
TOTAL DEFERRED TAXES PAYABLE	**$ (67,116)**

9. EXTRAORDINARY ENTRIES.

THERE ARE NO EXTRAORDINARY ENTRIES, AS OF 31 DECEMBER, 2004.

10. DISCONTINUED OPERATIONS

IN JULY OF 2003 THE MOTORS' LINE PRODUCTION WAS SHUT DOWN AND IN SEPTEMBER 2004 THE PROTECTION'S EQUIPMENT AS WELL BY THE COMPANY. DUE TO THE REASON BEFORE MENTIONED THESE ITEMS ARE NOT PART OF THE ORDINARY OPERATIONS OF THE COMPANY, THEY ARE RECORD AS AN DISCONTINUE OPERATION IN THE BALANCE AND THE INCOME STATEMENT.

11. EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES.
THERE HAS BEEN NONE, AS OF 31 DECEMBER, 2004.

12. NET MONTHLY INCOME (HISTORICAL AND CURRENT)

MONTLY	NAI	NMI	INDEX	INDEX	NMIC
JANUARY 04	(5,363)	(5,363)	112.5500	107.661	(5,508)
FEBRUARY	(11,752)	(6,389)	1125500	108.305	(6,639)
MARCH	(14,645)	(2,893)	112.5500	108.672	(2,996)
APRIL	(18,985)	(4,341)	1125500	108.836	(4,489)
MAY	(22,528)	(3,542)	112.5500	108.563	(3,672)
JUNE	(24,731)	(2,204)	112.5500	108.737	(2,281)
JULY	(26,344)	(1,612)	112.5500	109.022	(1,664)
AUGUST	(21,875)	4,469	112.5500	109.569	4,585
SEPTEMBER	(19,707)	2,168	112.5500	110.602	2,206
OCTOBER	(11,705)	8,002	112.5500	111.368	8,087
NOVEMBER	(10,253)	1,452	112.5500	112.318	1,455
DECEMBER	(21,458)	(11,204)	112.5500	112.550	(11,204)

NEW ACCOUNTING PRONOUNCEMENT

IN JANUARY 2004, THE IMCP (MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS) ISSUED A NEW BULLETIN D-3 " LABOR RELATED OBLIGATIONS", IN WHICH THE TOPIC OF INCIDENTAL PAYMENTS WAS DELETED, AFFECTING THE RESULTS OF THE FISCAL YEAR WHEN PAYMENT HAS BEEN DECIDED UPON, TO INCLUDE IN ITS PLACE THE "REMUNERATIONS AT THE END OF THE WORKING RELATION" THAT ARE DEFINED AS THE REMUNERATIONS PAID TO THE WORKERS WHEN THEY PUT AN END TO THEIR WORKING RELATION BEFORE THEY REACH THE AGE TO RETIRE, THUS THE ASSESSMENT AND REVELATION RULES REQUIRED FOR PENSIONS AND SENIORITY MUST BE FOLLOWED.

THIS PROVISION ENTERS INTO EFFECT AS FROM JANUARY 1ST 2005 AND THE OPTION OF RECOGNIZING IMMEDIATELY THE RESULTS OF THE FISCAL YEAR WHAT RESULTS FROM THE TRANSITION OF ASSETS AND LIABILITIES OR ITS AMORTIZATION IN ACCORDANCE WITH THE AVERAGE OF THE WORKERS' REMAINING WORKING LIFE. THE COMPANY HAS NOT CONCLUDED THE ASSESSMENT OF THE EFFECTS OF THIS NEW RULE.

IN APRIL 2004, THE IMCP ISSUED BULLETIN C-10 "DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING OPERATIONS" (C-10) OF COMPULSORY APPLICATION FOR FINANCIAL STATEMENTS THAT START ON JANUARY 1ST 2005, EVEN THOUGH THEIR EARLY APPLICATION IS ADVISED. IN GENERAL TERMS THE C-10 ESTABLISHES THAT IN THE COVERAGE OF REASONABLE VALUE, THE FLUCTUATION IN THE REASONABLE VALUE, SO MUCH DERIVED FROM THE OPEN RISK POSITION, MUST BE RECOGNIZED IN THE RESULTS OF THE PERIOD IN WHICH IT OCCURS, WHILE THE CASH FLOW HEDGES, THE EFFECTIVE PART OF THE FLUCTUATIONS OF REASONABLE VALUE MUST BE RECOGNIZED IN THE INTEGRAL PROFIT ACCOUNT WITHIN THE NET WORTH, AND THE INEFFECTIVE PART MUST BE RECOGNIZED IN THE FISCAL YEAR RESULTS.

REGARDING THE DERIVATIVES FINANCIAL INSTRUMENTS, THE FEATURES THAT MUST BE MET IN ORDER TO BE CONSIDERED AS SUCH ARE ESTABLISHED AND THE DEFINITION OF THE TERMINOLOGY IS IMPROVED AND SUPPLEMENTED. PROVISIONS REGARDING THE ELEMENTS THAT PARTICIPATE IN THE HEDGING OPERATIONS ARE INCORPORATED, INCLUDING THE OFFICIAL DOCUMENTS PRIOR TO THE ONSET OF THE HEDGING AND THE COVERAGE'S EFFICIENCY MEASUREMENT, AMONG OTHERS, CLASSIFIES COVERAGE INTO THREE TYPES: A) OF REASONABLE VALUE, B) CASH FLOW AND C) FOREIGN CURRENCY, AND PROVIDES THE SPECIFIC RULES, FOR EACH TYPE OF HEDGING, FOR ITS ASSESSMENT, RECOGNITION, PRESENTATION AND DISCLOSURE. THE COMPANY'S MANAGEMENT DEEMS THAT NO MATERIAL EFFECT SHALL ARISE FROM THE ADOPTION OF THIS ACCOUNTING PRINCIPLE IN ITS FINANCIAL SITUATION.

ON APRIL 2004, THE IMCP (MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS) ISSUED THE DOCUMENT OF ADJUSTMENTS TO BULLETIN C-2 ("C-2") OF COMPULSORY APPLICATION FOR THE FINANCIAL STATEMENTS BEGINNING ON JANUARY 1ST , 2005 EVEN THOUGH ITS EARLY APPLICATION IS ADVISED. C-2 ESTABLISHED MAINLY THE FLUCTUATION IN THE REASONABLE VALUE OF THE FINANCIAL INSTRUMENTS CLASSIFIED AS AVAILABLE FOR THEIR SALE, IT MUST BE RECOGNIZED IN THE INTEGRAL PROFIT AND BE RECLASSIFIED TO THE RESULTS OF THE PERIOD AT THE MOMENT OF THE SALE OF SUCH INSTRUMENTS.; INCORPORATES THE FEASIBILITY OF EXECUTING TRANSFERS AMONG

SOME OF THE CATEGORIES IN WHICH THE FINANCIAL INSTRUMENTS ARE CLASSIFIED, AS LONG AS THE CONDITIONS AND RULES FOR ITS ACCOUNTING RECOGNITION ARE MET; EXTENDS THE APPLICATION OF DETERIORATION OF THE INSTRUMENTS AVAILABLE FOR THEIR SALE AND PROVIDES HIGHER PRECISION RULES TO ITS RECOGNITION. THE COMPANY'S MANAGEMENT DEEMS THAT NO IMPORTANT EFFECT SHALL ARISE FROM THE ADOPTION OF THIS ACCOUNTING PRINCIPLE IN ITS FINANCIAL SITUATION.

IN MAY 2004, THE IMCP (MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS) ISSUED THE BULLETIN B-7 "BUSINESS ACQUISITIONS" ("B-7") OF COMPULSORY APPLICATION FOR THE FINANCIAL STATEMENTS OF PERIODS STARTING AS OF JANUARY 1ST, 2005, EVEN THOUGH ITS EARLY APPLICATION IN ADVISED. B-7 PROVIDES THE UPDATED RULES FOR THE ACCOUNTING TREATMENT FOR BUSINESS ACQUISITIONS AND INVESTMENTS IN ASSOCIATED ENTITIES AND ESTABLISHES, AMONG OTHER ASPECTS: THE ADOPTION OF THE PURCHASING METHOD AS THE EXCLUSIVE ASSESSMENT RULE FOR THESE OPERATIONS; IT ELIMINATES COMMERCIAL CREDIT PAY-OFF, WHICH MUST BE SUBJECT TO DETERIORATION; RULES ARE PROVIDED FOR THE ACCOUNTING TREATMENT OF ASSETS TRANSFERS OR EXCHANGE OF STOCKS BETWEEN ENTITIES UNDER SHARED CONTROL., AS WELL AS OF ACQUISITION OF MINORITY INTEREST BASED ON THE PROVISIONS ESTABLISHED IN BULLETIN – B-8 "FINANCIAL STATEMENTS CONSOLIDATED AND COMBINED AND VALUATION OF PERMANENT INVESTMENT IN STOCKS". THE COMPANY'S MANAGEMENT DEEMS THAT THE ADOPTION OF THIS NEW ACCOUNTING PRINCIPLE AS FROM JANUARY 1ST, 2005 SHALL NOT PRODUCE ANY MATERIAL EFFECT IN ITS FINANCIAL SITUATION AND RESULTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHAMGE CODE: **IEM** QUARTER: **4** YEAR: **2004**
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (THOUSANDS OF PESOS)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1. INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING	134,499,908	99.91	134,385	240,117
TOTAL INVESTMENT IN SUBSIDIARIES				134,385	240,117
OTHER PERMANENT INVESTMENTS					0
TOTAL					240,117

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2005**

IEM, S.A. DE C.V.

CREDITS BREAK DOWN
(Thousands of Pesos)
ANNEX 5

JUDGED INFORMATION *Final printing*

CREDIT TYPE INSTITUTION	AMORTIZATION DATE	RATE OF INTEREST	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF PESOS) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH FOREIGN ENTITIES (THOUSANDS OF PESOS) TIME INTERVAL					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTL 4 YEARS	UNTIL 5 YEARS
SUPPLIERS																
OTHERS			87,527	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**87,527**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHERS			44,225	94,400	10,654	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			**44,225**	**94,400**	**10,654**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**131,752**	**94,400**	**10,654**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**

IEM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
ANNEX 6

CONSOLIDATED

JUGGED INFORMATION **FINAL PRINTING**

TRADE BALANCE	DOLLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
3.FOREING MONETARY POSITION					
TOTAL ASSETS	**393**	**4,431**	0	0	**4,431**
LIABILITIES POSITION	**3,023**	**34,055**			**34,055**
SHORT TERM LIABILITES POSITION	3,023	34,055	0	0	34,055
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(2,630)**	**(29,624)**	0	0	**(29,624)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**

IEM, S.A. DE C.V.

INTEGRATION AND INCOMEX
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
FINAL PRINTING

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	198,362	176,456	21906	0.62	(136)
FEBRUARY	179,664	179,980	(316)	0.60	2
MARCH	156,438	175,288	(18,850)	0.34	64
APRIL	141,902	171,856	(29,954)	0.15	45
MAY	145,793	160,222	(14,429)	(0.25)	(36)
JUNE	152,971	183,819	(30,848)	0.16	49
JULY	155,146	191,089	(35,943)	0.26	93
AUGUST	158,151	220,853	(62,702)	0.62	389
SEPTEMBER	177,037	231,754	(54,720)	0.83	454
OCTOBER	200,438	251,141	(50,703)	0.69	350
NOVEMBER	229,134	260,643	(31,509)	0.85	268
DECEMBER	241,865	254,710	(12,845)	0.21	27
ACTUALIZATION	0	0	0	0.00	(261)
CAPITALIZATION	0	0	0	0.00	0
FOREIGN COMPANIES	0	0	0	0.00	0
OTHERS	0	0	0	0.00	0
TOTAL					1308

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)
ANNEX 8

CONSOLIDATED
FINAL PRINTING

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APLLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NOT APLLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **4** YEAR: **2005**

PLANTS, COMMERCIAL CENTERS OR DISTRIBUTION CENTERS
ANNEX 9

JUDGED INFORMATION

FINAL PRINTING

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	% UTILIZATION
INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING OF TRANSFORMERS	100	49

NOTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**
IEM, S.A. DE C.V.

MAIN RAW MATERIALS
ANNEX 10

JUDGED INFORMATION **FINAL PRINTING**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTES	COST PRODUCTION %
COOPER	NACIONAL DE CONDUCTORES ELECTRICOS, S.A. DE C.V.				7.70
STEEL	SERVILAMINAS SUMMIT				11.40
OIL	SHELL MEXICO, S.A. DE C.V.				1.05
INSULATION	EHV WEIDMAN				0.91
OTHERS	VARIOS				14.80
		ACERO ELECT Y COMP	CONDUMEX, INC	NO	24.92

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**
IEM, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCTS
ANNEX 11

LOCAL SALES

JUDGED INFORMATION

CONSOLIDATED
FINAL PRINTING

MAIN PRODUCTS	TOTAL PRODUCTION		SALES		MARKET SCHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKERS	COSTUMERS
POWER TRANSFORMER	34	447,969	31	567,038		IEM	CFE, CLYF NACEL SELMEC SINERGIA
TOTAL		447,969		567,038			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**
IEM, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCTS
LOCAL SALES
ANNEX 11

JUDGED INFORMATION **FINAL PRINTING**

MAIN PRODUCTS	TOTAL PRODUCTION		SALES		MARKET SCHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKERS	COSTUMERS
ALTERNATED ENERGY				216		IEM	
TOTAL				216			

NOTES

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (THOUSANDS OF PESOS)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	2,550,000	13,982,014	16,532,014		1,274	6,726
B'		0	2,450,000	13,433,699		15,883,699	1,226	6,462
TOTAL			**5,000,000**	**27,415,713**	**16,532,014**	**15,883,699**	**2,500**	**13,188**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
32,415,713
SHARES PROPORTION BY:

CP O'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM DATE: 13/05/2005 11:05

GENERAL DATA OF ISSUER

FIRM NAME IEM, S.A. DE C.V.
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
AUTOMATIC: X
FAX: 53 10 00 25
E-MAIL:
WEB SITE:

FISCAL DATA OF ISSUER

COMPANY "RFC" IEM8312144U6

ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
TLANEPANTLA, ESTADO DE MÉXICO

PERSON IN CHARGE OF PAYMENT

NAME: MR. ENRIQUE BERUMEN MARTINEZ
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: eberumen@condumex.com.mx

DATA OF OFFICERS

MSM POSITION: CHAIRMAN OF THE BOARD
POSITION:
NAME: MR. JUAN DE DIOS CONCHA MALO
ADDRESS: VÍA GUSTAVO BAZ No 340
COLONIA BARRIENTOS
ZIP CODE: 54010
TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: jconcha@condumex.com.mx

MSM POSITION: GENERAL DIRECTOR
POSITION: CHAIRMAN OF THE BOARD
NAME: MR. JUAN DE DIOS CONCHA MALO
ADDRESS: VÍA GUSTAVO BAZ No 340
COLONIA BARRIENTOS
ZIP CODE: 54010
TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 58 54
E-MAIL: jconcha@condumex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM DATE: 13/05/2005 11:05

MSM POSITION:	PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION
POSITION:	COMPTROLLER GENERAL
NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	raguado@condumex.com.mx

MSM POSITION:	SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION
POSITION:	IEM ACCOUNTANT
NAME:	MRS. ALEJANDRA ROQUE VAZQUEZ
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	aroquev@condumex.com.mx

MSM POSITION:	HEAD OF THE LEGAL DEPARTMENT
POSITION:	LEGAL GENERAL MANAGER
NAME:	MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255
	COLONIA GRANADA
ZIP CODE:	11520
	MÉXICO, D.F.
TELEPHONE:	52 50 50 77
FAX:	52 55 16 86
E-MAIL:	jrnevarez@condumex.com.mx

MSM POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	MR. ALEJANDRO ARCHUNDIA BECERRA
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255
	COLONIA GRANADA
ZIP CODE:	11520
	MÉXICO, D.F.
TELEPHONE:	52 50 50 77
FAX:	52 55 16 86
E-MAIL:	aarchunida@condumex.com.mx

MSM POSITION:	CLEARED TO FORWARD INFORMATION VIA EMISNET
POSITION:	COMPTROLLER GENERAL
NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
COLONIA:	BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM DATE: 13/05/2005 11:05

TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	raguado@condumex.com.mx

MSM POSITION:	CLEARED TO FORWARD RELEVANT EVENTS VIA EMISNET
POSITION:	COMPTROLLER GENERAL
NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
COLONIA:	BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	raguado@condumex.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2004**
IEM, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION

THE UNDERSIGNED OF THIS DOCUMENT HEREBY DULLY SWEAR AND STATE THAT TO THE EXTENT OF OUR RESPECTIVE CAPACITIES AND POSITIONS, WE PREPARED THE INFORMATION CONCERNING THE ISSUER COMPANY THAT THE YEARLY REPORT HEREIN PRESENTS. SUCH INFORMATION, TO THE BEST OF OUR KNOWLEDGE, REASONABLY DESCRIBES THE ISSUER'S SITUATION. WE ALSO STATE THAT TO OUR KNOWLEDGE, NO RELEVANT INFORMATION HAS BEEN OMITTED OR MADE FALSE IN THIS ANNUAL REPORT, OR THAT THE REPORT CONTAINS INFORMATION THAT COULD LEAD INVESTORS TO ACT WRONGFULLY.

ING JUAN DE DIOS CONCHA MALO	**CP ENRIQUE BERUMEN MARTINEZ**
General Director	Accounting and System Manager

TLALNEPANTLA, MEX, MAY 03rd, 2005